FIBROBIOLOGICS, INC.

455 E. Medical Center Blvd.

Suite 300

Houston, Texas 77598

December 29, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tyler Howes

RE:	FibroBiologics, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333- 292407

Dear Mr. Howes:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-292407) be accelerated by the Securities and Exchange Commission to 3:00 p.m. Washington D.C. time on December 30, 2025, or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time.

We request that we be notified of such effectiveness by a telephone call to me at 713.344.1482 and that such effectiveness also be confirmed in writing.

Very truly yours,

FibroBiologics, Inc.

By:	/s/ Ruben A. Garcia
Name:	Ruben A. Garcia
Title:	General Counsel